Exhibit 99.1

SNDL Reports Second Quarter 2025 Financial and Operational Results

The Company Delivers Positive Operating Income

EDMONTON, AB, July 31, 2025 /CNW/ - SNDL Inc. (NASDAQ: SNDL) (CSE: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the second quarter ended June 30, 2025. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Thursday, July 31, 2025. The conference call details can be found below.

MANAGEMENT HIGHLIGHTS

•	Net revenue: In the second quarter of 2025, net revenue totaled $244.8 million, reflecting a growth rate of +7.3% compared to the same period in the previous year. This increase was primarily driven by strong growth of +17.4% in our combined Cannabis business, as well as return to growth in our Liquor retail segment.
•	Gross profit: Gross profit for the second quarter of 2025 reached $67.6 million, representing a +16.2% increase compared to the same period in the prior year.
•	Gross margin (1): The gross margin in the second quarter of 2025 was 27.6%, in line with the record achieved in the first quarter. This represented an improvement of +2.1 percentage points year-over-year.
•	Operating Income: The Company delivered positive operating income in the second quarter of 2025, totaling $5.0 million. This figure includes a $(0.8) million restructuring charge, resulting in an adjusted operating income of $5.8 million.
•	Cash flow: Cash flow was negative by $(12.6) million during the second quarter of 2025. This was primarily driven by working capital and CAPEX investments, an additional $3.8 million in net outflows related to long-term investments, and a $1.0 million deposit related to the 1CM acquisition.
•	Free cash flow (1): Free cash flow in the second quarter of 2025 was negative at $(7.9) million, as the strong P&L performance was more than offset by working capital investments to support international growth in the second half of the year, annual payments related to incentive programs and insurance premiums, as well as capital expenditures for future store openings.

"Achieving positive quarterly operating income and net earnings across both metrics for the first time in the Company's history during Q2 2025 marks a pivotal milestone and underscores the effectiveness of our strategic improvement agenda.

We experienced growth across all operating segments during the quarter, led by a Cannabis business that expanded at almost three times the rate of the Canadian recreational market, and a Liquor Retail segment that is successfully adapting to shifting consumer preferences. Notably, our Liquor Retail segment delivered same-store sales growth of 2.7% and higher net revenue despite running with five fewer stores compared to the same period last year.

Our operational rigor and focus on execution have driven significant gross margin expansion across all business units, while disciplined cost management contributed to a $5 million absolute reduction in G&A costs (including share-based compensation) year-over-year.

This strong performance gives us the confidence to continue investing in our business and people, affirming that we are on the path to delivering sustainable, long-term value to our shareholders." said Zach George, Chief Executive Officer of SNDL.

Delivering consistent financial performance improvements and reliability is core to our mission at SNDL, as we remain focused on long-term value creation and the execution of our strategic roadmap. In this context, during the second quarter of 2025 we advanced several strategic initiatives, including:

•	Entered into an arrangement agreement to acquire 32 cannabis retail stores from 1CM Inc. ("1CM") for a total cash consideration of $32.2 million, with the transaction expected to close during the third quarter of 2025.
•	Launched the Rise Rewards loyalty program, a highly anticipated initiative designed to offer Value Buds customers greater savings, rewards, and convenience. SNDL intends to expand the program across all retail banners in the future.
•	Approved investments of $9.5 million in CAPEX and working capital to organically expand both our Cannabis and Liquor retail footprints, with store openings planned during the next 9 months
•	Initiated a formal strategic review to evaluate SNDL's exposure to U.S. multi-state licensed cannabis enterprises and its current exchange listings - an important step in aligning our platform with future regulatory and market opportunities.

"Unlike many of its peers, SNDL's strong balance sheet provides a strategic advantage as we continue to build a resilient and growth-oriented business. With no debt and $208.2 million in unrestricted cash as of June 30, 2025, we are well-positioned to pursue a range of high-return organic and inorganic growth opportunities. In addition, the SNDL team is now proudly serving patients in the UK and the EU through the export of both branded finished goods and wholesale flower, and awaits the resolution of litigation in the United States in order to complete SunStream restructurings that will provide shareholders with exposure to dynamic medical markets including Florida and Texas.

We are encouraged by the momentum we've built and energized by the progress we are making. Our team remains highly focused and motivated to navigate the challenges of a dynamic industry in pursuit of our ambition to become a global cannabis leader." concluded Zach George.

TOTAL COMPANY HIGHLIGHTS

	Three months ended June 30				Six months ended June 30
($000s)	2025	2024	% Change		2025	2024	% Change
IFRS Financial Measures
Net revenue	244,769	228,127	7.3%		449,683	425,877	5.6%
Gross profit	67,601	58,164	16.2%		124,242	108,564	14.4%
Operating income (loss)	5,003	(4,834)	203.5%		(7,050)	(9,211)	23.5%
Change in cash and cash equivalents	(12,643)	(6,020)	-110.0%		(10,135)	(12,107)	16%

Non-IFRS Financial Measures (1)
Gross margin	27.6%	25.5%	2.1	pp	27.6%	25.5%	2.1	pp
Adjusted operating income (loss)	5,830	(4,613)	226.4%		(3,201)	(9,079)	65%
Free cash flow	(7,869)	(5,601)	-40.5%		(8,959)	(11,989)	25%

(1)	Gross Margin is a supplementary financial measure calculated by dividing Gross Profit by Net Revenue. Adjusted operating income (loss) and Free Cash Flow are specified financial measures that do not have a standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See "Non-IFRS Measures" section below for further information.

BUSINESS SEGMENT HIGHLIGHTS

SNDL operates and reports its business through four segments: Liquor Retail, Cannabis Retail, Cannabis Operations, and Investments. Additionally, a consolidated total for Cannabis is presented, encompassing the combined results of the two Cannabis segments, along with the revenue elimination associated with the Cannabis Operations sales to the provincial boards that are expected to be subsequently repurchased by the Company's licensed retail subsidiaries for resale. Corporate and Shared Service expenses are reported as "Corporate".

	Three months ended June 30			Six months ended June 30
($000s)	2025	2024	% Change	2025	2024	% Change
Net Revenue
Cannabis Retail	84,399	76,069	11.0%	161,939	147,375	9.9%
Cannabis Operations	35,836	24,976	43.5%	70,155	47,371	48.1%
Intersegment Eliminations	(17,395)	(13,478)	-29.1%	(33,812)	(25,483)	-32.7%
Total Cannabis	102,840	87,567	17.4%	198,282	169,263	17.1%
Liquor Retail	141,929	140,560	1.0%	251,401	256,614	-2.0%
Investments	-	-	0.0%	-	-	0.0%
Total	244,769	228,127	7.3%	449,683	425,877	5.6%

Operating Income
Cannabis Retail	8,062	3,902	106.6%	13,224	2,860	362.4%
Cannabis Operations	2,292	(1,916)	219.6%	1,806	(1,025)	276.2%
Total Cannabis	10,354	1,986	421.3%	15,030	1,835	719.1%
Liquor Retail	11,074	8,481	30.6%	13,054	10,661	22.4%
Investments	1,833	8,456	-78.3%	232	21,535	-98.9%
Corporate	(18,258)	(23,757)	23.1%	(35,366)	(43,242)	18.2%
Total	5,003	(4,834)	203.5%	(7,050)	(9,211)	23.5%

Adjusted Operating Income
Cannabis Retail	8,062	3,902	106.6%	13,224	2,860	362.4%
Cannabis Operations	2,663	(1,916)	239.0%	5,072	(770)	758.7%
Total Cannabis	10,725	1,986	440.0%	18,296	2,090	775.4%
Liquor Retail	11,074	8,481	30.6%	13,054	10,661	22.4%
Investments	1,833	8,456	-78.3%	232	21,535	-98.9%
Corporate	(17,802)	(23,536)	24.4%	(34,783)	(43,365)	19.8%
Total	5,830	(4,613)	226.4%	(3,201)	(9,079)	64.7%

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating at July 30, 2025 in 165 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond" (13), "Liquor Depot" (19), and "Ace Liquor" (133).

	Three months ended June 30				Six months ended June 30
($000s)	2025	2024	% Change		2025	2024	% Change
Net revenue	141,929	140,560	1.0%		251,401	256,614	-2.0%
Gross profit	36,486	35,713	2.2%		64,289	64,519	-0.4%
Gross margin	25.7%	25.4%	0.3	pp	25.6%	25.1%	0.5	pp
Operating income	11,074	8,481	30.6%		13,054	10,661	22.4%
Adjusted operating income	11,074	8,481	30.6%		13,054	10,661	22.4%

•	Net revenue for Liquor Retail increased by 1% in the second quarter of 2025. While this growth was partly attributed to Easter consumption shifting to April 20, 2025, from March 31 in the previous year, it highlights ongoing market stabilization and our initiatives to boost store traffic. Same-store sales (2) rose by 2.7% in the second quarter.
(2)	Same store sales are specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the "Non-IFRS Financial Measures and Other Measures" section of this MD&A for further information.
•	During the second quarter of 2025, the gross margin for Liquor Retail improved compared to the previous year, marking a record high for the segment. This growth in margin, along with further improvements in SG&A cost efficiencies, helped drive a significant increase in operating income for the period.

Cannabis Retail

SNDL is one of Canada's largest private-sector cannabis retailer, operating at July 30, 2025 in 184 locations under its three retail banners: "Value Buds" (123), and "Spiritleaf" (61, of which 4 are corporate stores and 57 are franchise stores). The Company's Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences provided to customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

	Three months ended June 30				Six months ended June 30
($000s)	2025	2024	% Change		2025	2024	% Change
Net revenue	84,399	76,069	11.0%		161,939	147,375	9.9%
Gross profit	21,882	19,268	13.6%		41,509	37,627	10.3%
Gross margin	25.9%	25.3%	0.6	pp	25.6%	25.5%	0.1	pp
Operating income	8,062	3,902	106.6%		13,224	2,860	362.4%
Adjusted operating income	8,062	3,902	106.6%		13,224	2,860	362.4%

•	Net revenue for Cannabis Retail reached a new quarterly record for the segment. The year-over-year growth in the second quarter, supported by an 8.2% increase in same-store sales, significantly outpaced the market. This demonstrates the effectiveness of our Value Buds model.
•	Operating Income experienced substantial growth, supported by increases in revenue and gross margin, as well as productivity initiatives lowering SG&A. Additionally, in the second quarter of 2025 there was a $1.1 million reversal of fixed asset impairments recorded a few years ago, as store performance continues to improve.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy.

	Three months ended June 30				Six months ended June 30
($000s)	2025	2024	% Change		2025	2024	% Change
Net revenue	35,836	24,976	43.5%		70,155	47,371	48.1%
Gross profit	9,233	3,183	190.1%		18,444	6,418	187.4%
Gross margin	25.8%	12.7%	13.1	pp	26.3%	13.5%	12.8	pp
Operating income (loss)	2,292	(1,916)	219.6%		1,806	(1,025)	276.2%
Adjusted operating income (loss)	2,663	(1,916)	239.0%		5,072	(770)	758.7%

•	Cannabis Operations continues to report significant growth in both revenues and profitability during the second quarter of 2025.
•	Net revenue growth was driven by edibles, following Indiva's acquisition in the fourth quarter of 2024, as well as by accelerating international sales, which reached $3.8 million in the second quarter of 2025.
•	Gross profit and Operating Income improvements are driven by efficiency improvements from scale as well as productivity initiatives, resulting in another quarter of positive operating income for the segment.

Investments

•	As of June 30, 2025, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $406.1 million, including $384.2 million to SunStream Bancorp Inc. ("SunStream"). This carrying value was reduced by $23.4 million during the second quarter of 2025, primarily due to a decrease in the USD to CAD exchange rate from 1.4376 on March 31 to 1.3643 on June 30, 2025. Additionally, there was a $3.1 million cash distribution related to a partial investment repayment from Ascend Wellness Holdings.
•	During the second quarter of 2025, the investment portfolio generated a positive operating income of $1.8 million, primarily driven by interests earned from our cash accounts.
•	In the second quarter of 2025, the Company purchased 2,272,645 common shares of High Tide, which, combined with the 4,350,000 shares purchased up to March 31, 2025, resulted in a total position of 6,622,645 shares, representing 8.2% ownership as of June 30, 2025.

Equity Position

•	$614.3 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at June 30, 2025, resulting in a net book value of $1.1 billion.
•	The Board of Directors approved an amendment to the Company's Share Repurchase Program announced on November 14, 2024, to increase the maximum number of common shares that the Company may repurchase up to 10% of the public float of the Company.
•	Although the Company did not complete any share repurchases during the second quarter of 2025, SNDL will continue to evaluate opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL's shareholders. As a reminder, during the fourth quarter of 2024 and the first quarter of 2025, the Company repurchased 10,764,107 common shares for cancellation.

This press release is intended to be read in conjunction with the Company's condensed consolidated interim financial statements and the notes thereto for the three months ended June 30, 2025, and the accompanying Management's Discussion and Analysis. These documents are available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Thursday, July 31, 2025.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:

https://edge.media-server.com/mmc/p/3q3tisco

REPLAY

A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Superette. With products available in licensed cannabis retail locations nationally, SNDL's consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals and plans, the anticipated impact of the Company's strategic steps on long-term success and shareholder value, the anticipated impact of the Company's intentions and strategy with respect to the Rise Rewards loyalty program and retail operations, SNDL's plan to expand the program to additional retail banners, the anticipated benefit of the Company's strong balance sheet, the Company's strategy with respect to its operating segments, expectations with respect to the Parallel restructuring process, expectations with respect to the Board's strategic review process, the Company's margin improvement initiatives, the Company's ability to achieve long-term, sustainable profitability, growth and efficiencies, the Company's long-term strategic plan, the benefits of the Company's Investment Segment portfolio, the Company's retail strategy, expectations with respect to the Company's Cannabis Operations segment, , performance of the Company's investments, including through the SunStream joint venture, the timing and completion of the restructurings of with Parallel and Skymint, the timing and closing of the transaction to acquire assets from 1CM, repurchases under the Share Repurchase Program and the anticipated benefits thereof, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "pioneer", "seek", "should", "target", "will", "would", and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company's business and the industry in which it operates and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in the Company's Annual Information Form dated March 18, 2025, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Net revenue	244,769	228,127	449,683	425,877
Cost of sales	177,168	169,963	325,441	317,313
Gross profit	67,601	58,164	124,242	108,564

Investment income	1,529	3,204	4,385	7,240
Share of profit (loss) of equity-accounted investees	304	5,252	(4,153)	14,400

General and administrative	45,376	48,036	91,735	92,731
Sales and marketing	3,384	3,439	7,151	6,037
Research and development	98	109	198	146
Depreciation and amortization	12,920	13,519	26,148	27,662
Share-based compensation	2,919	4,883	4,307	9,726
Restructuring costs	827	221	1,153	132
Asset (recovery) impairment, net	(1,064)	919	920	2,575
(Gain) loss on disposition of assets	(29)	328	(88)	406
Operating income (loss)	5,003	(4,834)	(7,050)	(9,211)

Other expenses, net	(2,118)	(1,417)	(4,772)	(4,689)
Earnings (loss) before income tax	2,885	(6,251)	(11,822)	(13,900)
Income tax recovery	-	1,284	-	4,281
Net earnings (loss)	2,885	(4,967)	(11,822)	(9,619)

Equity-accounted investees - share of other comprehensive (loss) income	(20,611)	4,300	(20,959)	14,334
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	2,044	-	(3,186)	-
Comprehensive (loss) income	(15,682)	(667)	(35,967)	4,715

Net earnings (loss) attributable to:
Owners of the Company	2,885	(5,772)	(11,822)	(8,326)
Non-controlling interest	-	805	-	(1,293)
	2,885	(4,967)	(11,822)	(9,619)
Comprehensive (loss) income attributable to:
Owners of the Company	(15,682)	(1,472)	(35,967)	6,008
Non-controlling interest	-	805	-	(1,293)

Condensed Consolidated Interim Statement of Financial Position
(Expressed in thousands of Canadian dollars)

As at	June 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	208,224	218,359
Restricted cash	19,823	19,815
Marketable securities	37	139
Accounts receivable	29,413	28,118
Biological assets	4,085	1,187
Inventory	133,466	127,919
Prepaid expenses and deposits	15,478	16,860
Investments	633	27,560
Assets held for sale	758	19,051
Net investment in subleases	2,776	2,832
	414,693	461,840
Non-current assets
Long-term deposits and receivables	4,213	3,679
Right of use assets	116,759	115,435
Property, plant and equipment	154,854	145,810
Net investment in subleases	13,281	15,354
Intangible assets	59,927	61,325
Investments	21,293	8,427
Equity-accounted investees	384,152	413,124
Goodwill	124,248	124,248
Total assets	1,293,420	1,349,242

Liabilities
Current liabilities
Accounts payable and accrued liabilities	49,162	56,275
Lease liabilities	33,357	34,256
Derivative warrants	1	26
	82,520	90,557
Non-current liabilities
Lease liabilities	117,180	118,017
Other liabilities	5,582	7,312
Total liabilities	205,282	215,886

Shareholders' equity
Share capital	2,295,254	2,346,728
Warrants	667	667
Contributed surplus	62,996	57,156
Accumulated deficit	(1,299,404)	(1,323,965)
Accumulated other comprehensive income ("AOCI")	28,625	52,770
Total shareholders' equity	1,088,138	1,133,356
Total liabilities and shareholders' equity	1,293,420	1,349,242

Condensed Consolidated Interim Statement of Cash Flows
(Expressed in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Cash provided by (used in):
Operating activities
Net earnings (loss) for the period	2,885	(4,967)	(11,822)	(9,619)
Adjustments for:
Income tax recovery	-	(1,284)	-	(4,281)
Interest and fee income	(1,318)	(3,218)	(4,174)	(7,309)
Change in fair value of biological assets	(664)	(336)	(1,775)	(568)
Share-based compensation	2,919	4,883	4,307	9,726
Depreciation and amortization	13,949	14,139	28,136	28,709
(Gain) loss on disposition of assets	(29)	328	(88)	406
Inventory impairment and obsolescence	239	1,069	830	2,982
Finance costs, net	1,647	2,157	3,337	3,782
Change in estimate of fair value of derivative warrants	(13)	(1,800)	(25)	(500)
Unrealized foreign exchange loss	180	51	193	155
Transaction costs	-	-	-	164
Asset (recovery) impairment, net	(1,064)	919	920	2,575
Share of (profit) loss of equity-accounted investees	(304)	(5,252)	4,153	(14,400)
Unrealized (gain) loss on marketable securities	(211)	14	(211)	69
Additions to marketable securities	313	-	313	-
Income distributions from equity-accounted investees	68	-	68	-
Interest received	1,283	2,649	4,219	5,821
Change in non-cash working capital	(13,763)	(4,650)	(14,476)	(9,709)
Net cash provided by operating activities	6,117	4,702	13,905	8,003
Investing activities
Additions to property, plant and equipment	(2,080)	(1,190)	(3,668)	(3,600)
Additions to investments	(7,417)	(900)	(16,414)	(900)
Principal payments from investments	257	2,135	27,164	2,268
Capital refunds from equity-accounted investees	-	-	-	168
Capital distributions from equity-accounted investees	3,073	-	3,792	-
Proceeds from disposal of property, plant and equipment	53	188	166	126
Acquisitions, net of cash acquired	(1,000)	(1,654)	(1,000)	(1,654)
Change in non-cash working capital	(47)	75	(29)	570
Net cash (used in) provided by investing activities	(7,161)	(1,346)	10,011	(3,022)
Financing activities
Change in restricted cash	-	150	-	(81)
Payments on lease liabilities, net	(11,785)	(9,706)	(19,297)	(17,222)
Repurchase of common shares	-	-	(15,031)	-
Proceeds from issuance of shares, net of costs	-	(57)	-	(57)
Issuance of common shares by subsidiaries	-	174	-	174
Change in non-cash working capital	186	63	277	98
Net cash used in financing activities	(11,599)	(9,376)	(34,051)	(17,088)
Change in cash and cash equivalents	(12,643)	(6,020)	(10,135)	(12,107)
Cash and cash equivalents, beginning of period	220,867	188,954	218,359	195,041
Cash and cash equivalents, end of period	208,224	182,934	208,224	182,934

NON-IFRS MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted to un-adjusted operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended June 30, 2025
Operating income (loss)	8,062	2,292	10,354	11,074	1,833	(18,258)	5,003
Adjustments:
Restructuring costs	-	371	371	-	-	456	827
Adjusted operating income (loss)	8,062	2,663	10,725	11,074	1,833	(17,802)	5,830

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Six months ended June 30, 2025
Operating income (loss)	13,224	1,806	15,030	13,054	232	(35,366)	(7,050)
Adjustments:
Restructuring costs	-	570	570	-	-	583	1,153
Impairments triggered by restructuring	-	2,696	2,696	-	-	-	2,696
Adjusted operating income (loss)	13,224	5,072	18,296	13,054	232	(34,783)	(3,201)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended June 30, 2024
Operating income (loss)	3,902	(1,916)	1,986	8,481	8,456	(23,757)	(4,834)
Adjustments:
Restructuring costs	-	-	-	-	-	221	221
Adjusted operating income (loss)	3,902	(1,916)	1,986	8,481	8,456	(23,536)	(4,613)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Six months ended June 30, 2024
Operating income (loss)	2,860	(1,025)	1,835	10,661	21,535	(43,242)	(9,211)
Adjustments:
Restructuring costs (recovery)	-	255	255	-	-	(123)	132
Adjusted operating income (loss)	2,860	(770)	2,090	10,661	21,535	(43,365)	(9,079)

GROSS MARGIN
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

FREE CASH FLOW

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance, providing information which management believes to be useful in understanding and evaluating the Company's ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended June 30		Six months ended June 30
($000s)	2025	2024	2025	2024
Change in cash and cash equivalents	(12,643)	(6,020)	(10,135)	(12,107)
Adjustments
Repurchase of common shares	-	-	15,031	-
Changes to long-term investments	3,774	(1,235)	(14,855)	(1,536)
Acquisitions, net of cash acquired	1,000	1,654	1,000	1,654
Free cash flow	(7,869)	(5,601)	(8,959)	(11,989)

SAME STORE SALES
Same store sales is a non-IFRS financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company's sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company's existing retail locations during the current and prior comparison periods.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-reports-second-quarter-2025-financial-and-operational-results-302518156.html

SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/31/c3404.html

%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 31-JUL-25